Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

November 5, 2012

iPath® Exchnage Traded Notes JJA iPath® Dow Jones-UBS Agriculture Subindex Total ReturnSM ETN Note Description The iPath® Dow Jones-UBS Agriculture Subindex Total ReturnSM ETN is designed to provide investors with exposure to the Dow Jones-UBS Agriculture Subindex Total ReturnSM. Index Description The Dow Jones-UBS Agriculture Subindex Total ReturnSM (the “Index”) reflects the returns that are potentially available through an unleveraged investment in the futures contracts on agriculture commodities. The Index is currently composed of seven futures contracts on agricultural commodities which are included in the Dow Jones-UBS Commodity Index Total ReturnSM. Note Details Ticker JJA Intraday Indicative Value Ticker JJA.IV CUSIP 06739H206 ISIN US06739H2067 Primary exchange NYSE Arca Yearly fee1 0.75% Inception date 10/23/2007 Maturity date 10/22/2037 Issuer Barclays Bank PLC Callable ETN No Index Details Index name Dow Jones-UBS Agriculture Subindex Total ReturnSM Composition Futures on agriculture Number of components 7 Bloomberg Index ticker DJUBAGTR Inception date 7/7/2005 Base value and date 100 as of 12/31/1990 Index sponsors Dow Jones Opco, LLC and UBS Securities LLC Cumulative Index Return2 60% 40% 20% 0% -20% -40% Oct 07 Apr 08 Oct 08 Apr 09 Oct 09 Apr 10 Oct 10 Apr 11 Oct 11 Dow Jones-UBS Agriculture Subindex Total ReturnSM Source: Dow Jones Opco, UBS (based on daily returns 10/07-6/12 since Note inception date). 2 Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com. Index Composition Soybeans 26.97% Corn 20.79% Wheat 19.19% Soybean Oil 11.17% Sugar 10.82% Coffee 6.32% Cotton 4.75% Source: Dow Jones Opco, UBS, as of 6/30/2012. Index composition is subject to change. 1 The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities. Page 1 of 3 BARCLAYS

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Annualized Performance, Standard Deviation And Correlation History

	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	10-Year Return % Annualized	Standard Deviation % Annualized[3]	Index Correlations[4]
Dow Jones-UBS Agriculture Subindex Total Return℠	5.51	-2.71	11.95	5.65	5.25	28.36	1.00
S&P 500®	9.49	5.45	16.40	0.22	5.33	19.21	0.45
MSCI EAFE Index	2.96	-13.83	5.96	-6.10	5.14	23.58	0.55
MSCI Emerging Markets Index℠	3.93	-15.95	9.77	-0.09	14.08	29.93	0.54
Barclays U.S. Aggregate Bond Index	2.37	7.47	6.93	6.79	5.63	3.55	0.19
Dow Jones-UBS Commodity Index Total Return℠	-3.70	-14.32	3.49	-3.65	4.96	22.22	0.84

Source: BlackRock, Dow Jones Opco, UBS, S&P Dow Jones Indices LLC, S&P, MSCI and Barclays, as of 6/30/2012.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 6/07-6/12 and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns for 6/07-6/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

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Top Index Holdings

Component	Ticker	Weight %	Sector
Soybeans	S	26.97	AGRICULTURE
Corn	C	20.79	AGRICULTURE
Wheat	W	19.19	AGRICULTURE
Soybean Oil	BO	11.17	AGRICULTURE
Sugar	SB	10.82	AGRICULTURE
Coffee	CC	6.32	AGRICULTURE
Cotton	CT	4.75	AGRICULTURE

Source: Dow Jones Opco, UBS, as of 6/30/2012. Index composition is subject to change.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity Indexes℠ are a joint product of Dow Jones Opco, LLC ("Dow Jones Opco"), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC ("UBS"), and have been licensed for use by Barclays Bank PLC. "Dow Jones®," "DJ," "UBS", "Dow Jones-UBS Commodity Index℠", "Dow Jones-UBS Commodity Index Total Return℠", "Dow Jones-UBS Agriculture Subindex Total Return℠" and "DJ-UBSCI℠", are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and UBS AG ("UBS AG"), as the case may be. S&P® is a registered trademark of Standard & Poor's Financial Services LLC. The ETNs based on the Dow Jones-UBS Agrilculture Subindex Total Return℠ are not sponsored, endorsed, sold or promoted by Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective subsidiaries or affiliates and none of Dow Jones, UBS, UBS AG, Dow Jones Opco or any of their respective affiliates, makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0588-0812

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Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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